Filed by JDN Realty Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: JDN Realty Corporation
Registration Statement No. 333-100889

On December 30, 2002, JDN Realty Corporation disseminated the following press release:

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FOR IMMEDIATE RELEASE

Contact: Charles N. Talbert
Director of Investor Relations
(404) 262-3252

JDN REALTY CORPORATION ANNOUNCES $300 MILLION SENIOR
SECURED CREDIT FACILITY; OBTAINS COMMITMENT FOR
$50 MILLION UNSECURED TERM LOAN

ATLANTA, GA (December 30, 2002) — JDN Realty Corporation (NYSE: JDN) today announced that it has refinanced its $300 million secured credit facility consisting of a $150 million term loan and a $150 million line of credit and closed on a commitment for a new $50 million unsecured term loan.

The secured credit facility is led by Fleet National Bank, as Administrative Agent, Deutsche Bank Trust Company Americas, as Syndication Agent, and Commerzbank, A.G., as Documentation Agent, with Wells Fargo Bank, N.A., US Bank, N.A., Keybank, N.A., PNC Bank, N.A., SouthTrust Bank, N.A., First Tennessee Bank, N.A., ING Prime Rate Trust and Sovereign Bank as participants in the bank group. Through March 14, 2003, borrowings under the credit facility will bear interest at rates ranging from LIBOR plus 212.5 basis points to LIBOR plus 225 basis points depending on leverage. After March 14, 2003, the spread over LIBOR will increase by 25 basis points. The terms of the refinanced facility limit the amount of development, pre-development and construction activities through March 14, 2003, after which the Company is only permitted to engage in the completion of existing projects. The refinanced facility also restricts common dividends that the Company may pay to $0.20 per share for the first quarter of 2003 and to 90% of REIT taxable income thereafter. The credit facility will mature on the earlier of January 1, 2004 or the closing of the pending merger with Developers Diversified Realty Corporation.

The commitment for the $50 million unsecured term loan is led by Fleet National Bank, as Agent, with Commerzbank, A.G. and Sovereign Bank as participants in the bank group. The unsecured term loan may be funded by March 28, 2003 and proceeds must be used solely for repayment of the Company’s Mandatory Par Put Remarketed Securities which are subject to mandatory tender on March 31, 2003. Borrowings under the unsecured term loan will bear interest at LIBOR plus 400 basis points until September 30, 2003; thereafter the unsecured term loan will bear interest at LIBOR plus 550 basis points. The unsecured term loan will mature on the earlier of January 1, 2004 or the closing of the pending merger with Developers Diversified Realty Corporation.

JDN is a real estate company specializing in the development and asset management of retail shopping centers anchored by value-oriented retailers. Headquartered in Atlanta, Georgia, JDN owns and operates directly or indirectly 100 properties, containing approximately 11.3 million square feet of gross leasable area, located in 20 states. The common stock and preferred stock of JDN are listed on the New York Stock Exchange under the symbols “JDN” and “JDNPrA,” respectively.

For additional information, visit the Company’s home page on the Internet at
http://www.jdnrealty.com.

Additional Information about the Merger and Where to Find It

DDR has filed a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant documents, with the SEC concerning the proposed merger transaction between DDR and JDN. YOU ARE URGED TO READ THE REGISTRATION STATEMENT CONTAINING THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DDR, JDN AND THE TRANSACTION. You may obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, www.sec.gov. In addition, you may obtain documents filed with the SEC by DDR free of charge by requesting them in writing from DDR Investor Relations, 3300 Enterprise Parkway, Beachwood, Ohio 44122, telephone: (216) 755-5500. You may obtain documents filed with the SEC by JDN free of charge by requesting them in writing from JDN Investor Relations, 359 E. Paces Ferry Road, Suite 400, Atlanta, Georgia 30305, telephone: (404) 262-3252.

DDR and JDN, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of DDR and JDN in connection with the merger. Information about the directors and executive officers of DDR and their ownership of DDR shares is set forth in the proxy statement for DDR’s 2002 annual meeting of shareholders. Information about the directors and executive officers of JDN and their ownership of JDN stock is set forth in the proxy statement for JDN’s 2002 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus.

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